GINKGO BIOWORKS THE ORGANISM COMPANY

Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Today we are filing our S-4 with the Securities and Exchange Commission. We’d like to share with you excerpts from the letter that we are including in that document, which recognizes the history of this field and the fact that we are standing on the shoulders of giants.

Biology is special. Many of the most important things in our lives come from biology. Our food. Our oxygen. Most of our medicines. Our pets. Our families.

Our children are born with wonder about the living world of animals and plants, but we encourage them to grow out of their dinosaur-loving phase and to focus on our human-built world of technology instead. Perhaps it is time to change that.

We have previously called biology “the most powerful manufacturing technology on the planet,” but it is incorrect to call biology a technology. Technologies are invented by humans. We didn’t invent biology—biology invented us. If you compare biology to our human-engineered technologies, our technologies come up laughably short. Biology grows, building itself with no need for factories. Biology repairs itself, healing wounds and illness. If you look at it under a microscope, its atomic structures put our most precise construction techniques, like semiconductor manufacturing, to shame. To top it off, biological materials are perfectly recyclable. And most importantly, biology self-replicates—it is alive.

To be fair, humans have only spent about ten thousand years developing technologies. Biology has had a 4 billion year head-start on us. Humans, however, have recently invented two very important technologies—reading and writing DNA.

In 1952, Rosalind Franklin took the first X-ray picture of DNA. Her image showed that DNA was a double helix, a twisted ladder of paired “letters” that made a molecular code. The code was made up of A’s, T’s, C’s, and G’s instead of 0’s and 1’s like computer code, but it was digital, and its structure implied that someday we would be able to read and write it.

In 1976, Genentech brought DNA writing to the world by building on the academic work of its founder Herbert Boyer, who “cut-and-pasted” the first gene from one species to another in 1973. Genentech launched the first biotech therapeutic, human insulin for diabetics, and then vertically integrated to become a pharmaceutical company. Today, more than a third of new therapeutic drugs are made from biotechnology.

The tools for DNA writing have greatly expanded since 1976—CRISPR allows targeted DNA edits, DNA printing allows long pieces of DNA to be written from scratch—and every day, the cost and scale of our ability to write DNA improves. The cost of reading DNA has fallen more than a million-fold since the completion of the Human Genome Project twenty years ago. The era of Moore’s Law is coming to a close, but biology’s exponentials are just beginning.

At Ginkgo we are unifying these tools into a horizontal platform for programming cells across organisms. We make this platform available to customers who want to program cells for applications in food, medicine, cosmetics, agriculture, materials, or any other market. We believe that biology can impact all industries that produce physical goods, because biology makes stuff, and it evolves to solve new problems. Today the world faces many problems, and we hope that biology can help us meet those challenges.

Earlier this week we announced that we’ll be going public via a business combination with Soaring Eagle Acquisition Corp. We’re thrilled to be partnering with the Soaring Eagle team and Dr. Arie Belldegrun, who is going to provide real strategic leadership to Ginkgo, particularly as we expand more deeply into therapeutics applications, including cell and gene therapies. We are excited that so many people are beginning to see the potential of biology and are working with us to help bring our vision for cell programming to life.

One of the fun parts about going public is picking a ticker. We thought about a lot of options, from the traditional ($GKGO), to the “sounds great at first, but wait…” ($CELL), to the provocative ($GMO). One of our favorite options ($TREX) was, sadly, taken. But one option stood out from the pack, allowing us to pay tribute to the real visionaries in our field: Rosalind Franklin and Herbert Boyer, and embrace the heart of what we do. This ticker has a long history and once belonged to Genentech, who introduced the first biotech therapeutic: human insulin. We are honored and humbled to be able to continue the legacy of Genentech, who held the NYSE:DNA ticker until their acquisition by Roche. While Soaring Eagle (Nasdaq:SRNG) will still be trading as a proxy for Ginkgo for the next few months until the transaction closes, upon the closing of the business combination, Ginkgo will be listed on the New York Stock Exchange under the ticker DNA.

$DNA What if

We’re excited to bring this story forward with you and also wanted to share our new website syntheticbiology.com to help spark your imagination and highlight stories about synthetic biology being applied for good, making the world more open, equitable, and sustainable. We hope you’ll join us in asking “what if you could grow anything?” as we embark on this new adventure.

Ginkgo’s mission is to make biology easier to engineer. We were the kids dreaming about dinosaurs and learning how to program computers. Today we dream that kids in the future will be learning how to program cells.

There will be dragons,

Austin, Barry, Jason, Reshma, and Tom

Copyright © 2021 Ginkgo Bioworks, All rights reserved.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.